GREGORY B. LIPSKER, PLLC

ATTORNEY AT LAW

1017 WASHINGTON MUTUAL FINANCIAL CENTER

601 WEST MAIN AVENUE

SPOKANE, WASHINGTON   99201-0677

Telephone: (509) 232-2219

Facsimile: (509) 455-8483

glipsker@aol.com

October 16, 2009

Attention: Mr. Ryan Houseal

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Butte Highlands Mining Company

Registration Statement on Form 10

Filed May 5, 2009
File No. 000-53662

Dear Mr. Houseal,

We have reviewed the June 5, 2009 Staff Comments concerning the Form 10 filing by Butte Highlands Mining Company and we offer the following responses.

Comment 1.

Disclosure about the shareholders’ meeting held in September 1996 has been expanded to describe the steps taken by the Company to locate and identify shareholders and describes the process followed by the Company to provide notice of the meeting. Based on the steps taken by the Company, including providing the required elements of notice to shareholders within the notice timeframes established by statute, Management concluded that the notice process conformed to the requirements of Section 222 of the Delaware General Corporation Law.

Comment 2.

The Company has expanded disclosure about the terms of the purchase agreement with Timberline Resources in the “History” section of the Description of the Business. The Company has no knowledge of any material contingent liabilities that may be pursued against the Company with respect to the transferred assets or historical mineral development or extraction activities. The company has included a risk factor that because the Company was historically engaged in the mineral exploration industry, there exists the possibility that the Company may have environmental liability.

Comments 3 & 4

The Statement of Stockholders’ Equity has been revised to remove the adjustment to the Class B common stock and to agree to the Balance Sheet for each period.

Comment 5

Note 2 has been revised to clearly indicate why the company presents earnings per share on a combined basis.

Note 4, Investments

Upon further consideration of the Investment it is agreed that the impairment of the stock in Timberline Resources is an Other Than Temporary Decline, and the Financial Statements and Notes have been restated accordingly.

Comment 6.

The Company forwarded your comment to the service that makes the Edgar filings on behalf of the Company. The essence of their response is that Exhibits 10.1, 99.1, 99.2 and 99.3 are presented as .htm files comprised of an html shell presenting historical, officially executed documents in .jpg format.  The exhibits are also included in the optionally allowed, unofficial pdf, per Reg ST 232.104 and the Edgar Filer Manual, which states, “Any official document within a filing may have one supplemental unofficial PDF document also attached within the same submission.”  The Company respectfully believes it has correctly complied with Edgar filing requirements.

Comment 7.

The Company will file an amended Form 10Q for the period ended June 30, 2009 with revised certifications in Exhibits 31.1  and 31.2

Hopefully, all outstanding issues have now been resolved. Should you have any questions please do not hesitate to contact me at (509) 232-2219.

Very truly yours,

Gregory B. Lipsker, PLLC

       /s/ Gregory B. Lipsker

By:_____________________

Gregory B. Lipsker

2